

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Chong Jiexiang Aloysius
Chief Executive Officer
Simpple Ltd.
71 Ayer Rajah Crescent
#03-07
Singapore 139951

  Re: Simpple Ltd.
    Amendment No. 2 to Draft Registration Statement on Form F-1
    Submitted December 16, 2022
    CIK No. 0001948697

Dear Chong Jiexiang Aloysius:

  We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 Filed December 16, 2022

Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 62

1. We note your amended disclosure in response to comment 5. Please file the written communication that you are relying on with respect to the renewal of the Distribution Agreement or tell us why you are not required to do so.

You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence S. Venick